EXHIBIT 12.1

ARGONAUT GROUP, INC.

STATEMENT OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

AND PREFERRED STOCK DIVIDENDS

	Years Ended December 31,
	2006	2005	2004	2003	2002
Earnings:
Income (loss) from continuing operations before provision for income taxes	$163.0	$81.5	$60.7	$135.3	$(21.1)

Add:
Fixed charges	16.4	21.0	16.9	13.3	2.2

Total earnings (loss)	$179.4	$102.5	$77.6	$148.6	$(18.9)

Fixed charges
Interest expense, net	$13.0	$15.0	$11.0	$8.4	$—
Preferred stock dividends	1.5	3.4	3.8	2.8	—
Rental interest factor	1.9	2.6	2.1	2.1	2.2

Total fixed charges	$16.4	$21.0	$16.9	$13.3	$2.2

Ratio of earnings to fixed charges	10.9:1	4.9:1	4.6:1	11.2:1	(A )

(A)	Earnings were inadequate to cover fixed charges by $21.1 million